UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 23, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPROVAL OF PROPOSAL TO CHANGE THE ALLOCATION OF THE OCCASIONAL RESERVE AND EXTRAORDINARY DISTRIBUTION OF PROFITS

Today, in the Extraordinary General Shareholders' Meeting of Bancolombia S.A. (“Bancolombia”) the proposal to change the allocation of the occasional reserve and proceed with an extraordinary distribution of profits, each as disclosed to the market on March 21, was approved with the required majority, covering the following matters:

1.The change in the allocation of the occasional reserve referred to as “for the strengthening of equity and future growth” in the amount of COP 600,180,048,000 to an allocation as an extraordinary distribution of dividends.
2.The payment of a total extraordinary dividend of COP 600,180,048,000, equivalent to COP 624 per share, payable in one installment on April 29, 2025. The extraordinary dividend will be payable to outstanding ordinary shares and preferred shares.

The ex-dividend period will be between the first trading business day following the date on which the dividends are declared and their payment, as follows:

Beginning of ex dividend period (*)	End of ex-dividend period (*)
April 24, 2025	April 29, 2025
(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange

The management of Bancolombia confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company's Bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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